Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

CNET NETWORKS, INC.

and

AG.COM, INC.

Dated as of October 25, 2007

i

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of October 25, 2007 (the “Agreement”), is by and between CNET Networks, Inc., a Delaware corporation (“Seller”), and AG.com, Inc., a Delaware corporation (“Buyer”). Capitalized terms used herein shall have the meanings assigned to such terms in this Agreement.

WHEREAS, Seller operates, through its Webshots division (the “Division”), an online photo-sharing community (the “Business”);

WHEREAS, the Business heretofore has been conducted as an integrated part of Seller as the Division and not on a stand-alone basis, and it is the intention of the parties to transfer to Buyer certain assets of Seller related primarily to the Business, as described herein, and by the assumption by Buyer of the obligations and liabilities set forth herein; and

WHEREAS, pursuant to the terms and conditions of this Agreement, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Assets (as defined below) for consideration that includes the assumption by Buyer of certain obligations and liabilities, all more fully described herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions

For all purposes of this Agreement, the exhibits and the Disclosure Schedules, except as otherwise expressly provided, the following definitions shall apply:

The term “Affiliate” of, or a person “Affiliated” with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

“Additional Claim” has the meaning set forth in Schedule 1.1(A).

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Acquired Business” has the meaning set forth in Section 5.5(a).

“Ancillary Agreements” means the Transition Services Agreement.

“Applicable Law” means all applicable provisions of all (i) policies, industry standards, (ii) constitutions, treaties, statutes, laws (including, but not limited to, the common law), rules, regulations, ordinances, codes and orders of any Governmental Authority and (iii) orders, decisions, injunctions, judgments, awards and decrees or consents of and agreements with any Governmental Authority.

“Applicable Period” means the period beginning on August 2, 2004 and ending on the Closing Date.

“Assets” has the meaning set forth in Section 2.1(a).

“Asset Allocation” has the meaning set forth in Section 2.4.

“Assumed Liabilities” has the meaning set forth in Section 2.2(b).

“Basket Amount” has the meaning set forth in Schedule 1.1(D).

“Bill of Sale” has the meaning set forth in Section 2.1(b).

“Business” has the meaning set forth in the Recital to this Agreement.

The term “business day” shall mean any day, other than Saturday, Sunday or any other day on which banks are not required or authorized to close in New York City.

“Buyer” has the meaning set forth in the Recitals.

“Buyer Damages” has the meaning set forth in Section 7.2(a).

“Buyer Indemnitees” has the meaning set forth in Section 7.2(a).

“Cap” has the meaning set forth in Schedule 1.1(E).

“Cases” has the meaning set forth in Section 3.7.

“Change of Control” has the meaning set forth in Section 5.5.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Co-Ownership Agreement” has the meaning set forth in Section 6.1(e).

“Code” means the Internal Revenue Code of 1986.

“Confidentiality Agreement” has the meaning set forth in Section 5.1(d).

“Contract” means any written contract or any other legally binding agreement, commitment or undertaking, including any insertion orders.

“Copyrights” means any work of authorship, published or unpublished (in digital or print media), and any United States or foreign copyrights, and registrations thereof and applications therefor, including all renewals and extensions thereof and rights corresponding thereto in both published and unpublished works throughout the world, used by Seller primarily in connection with the conduct of the Business.

“Custom Software” means any Software developed by or for Seller.

“Database” means any data and other information recorded, stored, transmitted and retrieved in electronic form, and which is used, developed, sold, distributed or marketed by Seller primarily in the conduct of the Business.

“Disclosure Schedules” has the meaning set forth in Article III.

“Division” has the meaning set forth in the Recital to this Agreement.

“Embedded Control” means any microprocessor, microcontroller, smart instrumentation or other sensor, driver, monitor, robotic or other device containing a semiconductor, memory circuit, BIOS, PROM or other microchip, and which is used, developed, sold, distributed or marketed by Seller primarily in the conduct of the Business.

“Employee Payments” has the meaning set forth in Section 5.8.

“Excluded Assets” has the meaning set forth in Section 2.1(c).

“Excluded Liabilities” has the meaning set forth in Section 2.2(c).

“Governmental Authority” means any government, governmental, regulatory or administrative authority, agency, commission or department or any court or judicial body, whether federal, national, supranational, state, provincial, or local.

“Hardware” means any mainframe, midrange computer, server, switch or any component of any of the foregoing, which is used, developed, sold, distributed or marketed by Seller primarily in the conduct of the Business.

“Indemnity Period” has the meaning set forth in Section 7.1.

“Instrument of Assumption” has the meaning set forth in Section 2.2(b).

“Intellectual Property Rights” has the meaning set forth in Section 2.1(a)(v).

“Inventions” means any idea, design, concept, technique, methodology, process, invention, discovery, or improvement, whether or not patentable, any invention disclosures or similar disclosures of any of the foregoing, and any shop rights in any of the foregoing, used by Seller primarily in connection with the conduct of the Business.

“IT Assets” means any Software, Hardware, Database, or Embedded Control.

“IT Business Assets” means any IT Assets used by Seller primarily in the Business other than IT Development and Delivery Assets.

“IT Development and Delivery Assets” means any IT Assets used by Seller to develop IT Products or deliver services to customers in the course of the Business.

“IT Products” means any IT Assets sold, distributed, or marketed, or developed or acquired for sale, distribution or marketing with respect to the Business, to customers of the Business.

“IT Services” means any service relating to information technology in any form, including without limitation, information technology design, development, implementation, consulting, training, support, maintenance, hosting, subscription, and application service provider services related primarily to the Business.

“IP Rep” has the meaning set forth in the Section 7.1.

“knowledge” means the actual knowledge of Sam Parker, Andrew Sherman, Gokhan Kutlu, Amy McDonough and Mitzi Chang.

“Liabilities” means obligations or liabilities, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, whether due or to become due and regardless of when or by whom asserted.

“Licenses” has the meaning set forth in Section 6.1(d).

“Lien” means any liens, claims, encumbrances, security interests, options, charges or restrictions of any kind.

“Mask Works” means any mask works, whether commercially exploited or not, and any United States or foreign registrations for a claim of protection therein and applications therefor, including all rights corresponding thereto in mask works, whether commercially exploited or not, throughout the world, used by Seller primarily in connection with the conduct of its business of any nature whatsoever.

“Material Adverse Effect” means any change, event or effect that is materially adverse to the assets, condition, liabilities or results of operations of the Business taken as a whole, other than any change, event or effect to the extent arising from or relating primarily to (1) the United States or the global economy or securities markets in general, (2) any change in financial condition or results of operation of the Business resulting from the announcement of the execution of this Agreement, (3) actions taken pursuant to the obligations of the parties expressly set forth in this Agreement, (4) the industry in which the Business operates generally (and which is not specific to the Business and which does not affect the Business disproportionately as compared to other companies that compete with the Business), or (5) any change in law, rule or regulation applicable to either Seller or Buyer.

“Maximum Cap” has the meaning set forth in Schedule 1.1(F).

“Off-the-Shelf Software” means any pre-packaged or otherwise standardized computer software product marketed and available to the general public through standardized license agreements (such as click-through or shrink-wrap licenses, or through ASP service agreements), and excluding, by way of example and without limitation, software developed for a particular customer.

“Other Instruments” has the meaning set forth in Section 2.1(b).

“Patents” means any United States or foreign patents, together with any extensions, reexaminations and reissues of such patents, patents of addition, patent applications, divisions, continuations, continuations-in-part, and any subsequent filings in any country or jurisdiction claiming priority therefrom, used by Seller primarily in connection with the conduct of the Business.

“Patent Application” has the meaning set forth in Section 2.1(c).

“Permitted Encumbrances” means (i) Liens for Taxes and other governmental charges which are not yet past due or are being contested in good faith, (ii) landlord’s Liens, whether arising by statute or contract or under common law, securing the payment of rent under real property leases for property at which the Assets are located that are not yet delinquent or rent which is being contested, and (iii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business provided no such Lien, individually or in the aggregate, materially impairs the value of or continued use and operation of any Asset to which it relates or the conduct of the Business as presently conducted, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business.

The term “person” means and includes an individual, a partnership, a limited liability company, an association, a group, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof or any other entity.

“Prohibited Business” has the meaning set forth in Section 5.5(a).

“Purchased Contracts” has the meaning set forth in Section 2.1(a)(vi).

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Purchase Price Allocation” has the meaning set forth in Section 2.4.

“Reimbursement Amount” has the meaning set forth in Schedule 1.1(B).

“Retained Claim Liability” shall mean any Liability arising from the Additional Claim for damages attributable to the operations of the Business prior to the Closing.

“Retained Specified Liability” shall mean any Liability arising from the Specified Lawsuit for damages attributable to the operations of the Business prior to the Closing.

“Seller” has the meaning set forth in the Preamble to this Agreement.

“Seller Damages” has the meaning set forth in Section 7.3(a).

“Software” means any computer software products, in object code and source code form (to the extent Seller possesses or controls such source code), which are used, developed, sold, distributed or marketed by Seller, other than Off-the-Shelf Software, that is used by Seller primarily in the conduct of the Business, including all such software comprising operating systems, applications software, firmware, middleware, development tools, Internet software, and any and all documentation in print or digital form related to any of the foregoing, including programming manuals, user manuals, technical support manuals or instructions, and source code comments.

“Specified Lawsuit” has the meaning set forth in Schedule 1.1(C).

“Tangible Assets” has the meaning set forth in Section 2.1(a)(i).

“Tax” or “Taxes” means all taxes, levies, charges or governmental fees including, without limitation, income, corporation, gross receipts, transfer, excise, property, sales, use, value-added, goods and services, license, payroll, withholding, social security and franchise or other governmental taxes or charges, imposed by the United States or any state, county, local or foreign government, in each case relating to the Business, and such term shall include any interest, penalties or so-called additions to tax attributable thereto.

“Tax Return” means any report, return (including any information return) or statement required to be supplied to a taxing authority in connection with Taxes including, without limitation, any amendments thereto.

“Trademark Assignment” has the meaning set forth in Section 2.1(b).

“Trademarks” means any unregistered trademarks and service marks in the United States or foreign jurisdictions or multinational trademark authorities; any trademarks or service marks registered in the United States or foreign jurisdictions or multinational trademark authorities and any applications therefor; any trade names, brand names, product identifiers, certification marks, logos, trade dress, and Internet domain names, and any registration thereof or application therefor in the United States or foreign jurisdictions, including any extension, modification or renewal of any such registration or application, and all goodwill associated with all of the foregoing throughout the world, used by Seller primarily in connection with the conduct of the Business.

“Trade Secrets” means any know-how, formulae, specifications, technical information, data, process, technology, plans, drawings (including engineering and CAD drawings), research and development, proprietary information, blueprints, and all documentation related to any of the foregoing, in each instance that is maintained as confidential, except in each instance for any such item that is generally available to the public as of the date hereof, used by Seller primarily in connection with the conduct of the Business.

“Transfer Taxes” has the meaning set forth in Section 2.5.

“Transition Services Agreement” has the meaning set forth in Section 6.1(f).

ARTICLE II

TRANSFER OF ASSETS, ASSUMED LIABILITIES

Section 2.1 Assets

(a) Subject to the terms and conditions of this Agreement, at the Closing provided for in Section 2.3, Seller will sell, convey, assign, transfer and deliver (or in the case of open source Software, distribute), or will cause to be sold, conveyed, assigned, transferred and delivered (or in the case of open source Software, distributed) to Buyer all of Seller’s right, title and interest in and to the assets (other than the Excluded Assets) listed below that are owned or leased directly or indirectly by Seller or an Affiliate of Seller on the Closing Date and used primarily in connection with the conduct of the Business (collectively, the “Assets”), free and clear of any Liens, except for Permitted Encumbrances:

(i) all of Seller’s or any Affiliate of Seller’s right, title and interest in and to the tangible assets owned or leased by Seller or such Affiliate listed on Schedule 2.1(a)(i) of the Disclosure Schedules (collectively, the “Tangible Assets”);

(ii) a list of all customers and subscribers (whether or not paid subscribers) of the Business;

(iii) all deposits, advance payments, and prepaid items made by Seller or any Affiliate of Seller associated with the Purchased Contracts;

(iv) cash in an amount equal to any advance payments made by any customers of the Business associated with the Purchased Contracts for services to be performed after the Closing Date, but specifically excluding any such amounts associated with customer subscriptions included among the Purchased Contracts;

(v) all (A) Patents, Inventions, Copyrights (including Software), Mask Works, Trademarks, Trade Secrets, and Databases; in each case, owned (and in the case of Copyrights, open source Software licensed by Seller or an Affiliate of Seller) and used primarily in the Business by Seller, including without limitation, those listed on Schedule 2.1(a)(v) of the Disclosure Schedules, and as to such items owned by Seller the right to sue for past infringement, misappropriation, or improper, unlawful or unfair use of any of the foregoing (all of the foregoing being collectively hereinafter referred to as “Intellectual Property Rights”), and (B) all documentation regarding the foregoing;

(vi) all rights in Contracts that relate primarily to the Business and that are listed on Schedule 3.9(b) of the Disclosure Schedules (the “Purchased Contracts”); and

(vii) copies of all books and records to the extent relating primarily to the Business (including, without limitation, all product requirements documentation and technical specification documentation, all files related to Intellectual Property Rights and documentation for Software in tangible media, in each case to the extent related primarily to the Business).

(b) Such sale, conveyance, assignment, transfer and delivery will be effected by delivery by Seller to Buyer of (i) a duly executed bill of sale (the “Bill of Sale”) substantially in the form of Exhibit A attached hereto, (ii) duly executed instruments of assignment assigning Seller’s interest in the Trademarks, substantially in the form of Exhibit B attached hereto (the “Trademark Assignment”), and (iii) such other good and sufficient instruments of conveyance, transfer and assignment, as shall be reasonably necessary to vest in Buyer good and valid title to the other Assets (collectively, the “Other Instruments”), free and clear of all Liens, except for Permitted Encumbrances; provided, however, that such instruments shall not require Seller or its Affiliates to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement.

(c) Anything contained in Section 1.1(a) to the contrary notwithstanding, the term “Assets” shall not include any assets of Seller or any of its Affiliates whether or not relating to the conduct of the Business that are not specifically included in the Assets (each and all such items being herein referred to as the “Excluded Assets”). Without limiting the generality of the foregoing, the following shall constitute Excluded Assets:

(i) except as specifically set forth in Section 2.1(a)(iv), all cash, cash equivalents and securities of Seller or any of its Affiliates;

(ii) all bank and other depository accounts of Seller or any of its Affiliates;

(iii) all accounts receivable related to services rendered prior to the Closing Date;

(iv) all refunds of Taxes;

(v) all assets, whether real or personal, tangible or intangible, which are owned, used or held for use by Seller or any of its Affiliates, except those used primarily in the conduct of the Business;

(vi) any real estate owned or leased by Seller or any of its Affiliates;

(vii) all insurance policies relating to the Business, any refunds paid or payable in connection with the cancellation or discontinuance of any insurance policies applicable to the Business, and any claims made under any such insurance policies;

(viii) any rights, claims and credits of Seller or any of its Affiliates relating to any Excluded Asset or any Excluded Liability, including any guarantees, warranties, indemnities and similar rights in favor of Seller or any of its Affiliates relating to any Excluded Asset or any Excluded Liability;

(ix) the “CNET” and “CNET Networks” names and logos;

(x) any rights to receive corporate and other services provided to the Business by Seller or any of its Affiliates;

(xi) all rights of Seller under this Agreement or any agreement, certificate, instrument or other document executed and delivered by Seller or Buyer in connection with the transactions contemplated hereby;

(xii) U.S. Patent Application titled “Adaptable transfer and publication of digital media” (Serial No. 11/302,684) (the “Patent Application”); and

(xiii) any and all assets of Seller or its Affiliates not used in, by or constituting any part of, the Business.

Section 2.2 Purchase Price; Assumption of Liabilities

(a) Subject to the terms and conditions of this Agreement, in reliance on Seller’s representations, warranties and agreements contained herein, as the consideration of the sale, conveyance, assignment, transfer and delivery of the Assets, together with the assumption of the Assumed Liabilities (as defined below), Buyer shall pay or cause to be paid to Seller at the Closing by wire transfer of immediately available funds the sum of Forty Five Million Two Hundred Thousand Dollars (US $45,200,000.00) (the “Purchase Price”).

(b) At the Closing, Buyer will deliver to Seller an instrument of assignment and assumption substantially in the form of Exhibit C attached hereto (the “Instrument of Assumption”), whereby Buyer will solely and exclusively undertake, assume and agree to perform, pay, become liable for and discharge when due (without limiting any rights of indemnification in favor of Buyer Indemnitees hereunder), the Assumed Liabilities. The term “Assumed Liabilities” means only the following Liabilities:

(i) Liability for the deferred subscription revenue of the Business listed on Schedule 3.5 of the Disclosure Schedules;

(ii) Liabilities accruing and to be performed, after the Closing Date, under each Purchased Contract; except, in each case for such Liabilities that, but for a breach or default by Seller, would have been paid, performed or otherwise discharged on or prior to the Closing Date;

(iii) all Liabilities in respect of Taxes for which Buyer is liable pursuant to Section 5.6;

(iv) all Liabilities in respect of any Cases (as defined in Section 3.7), including the Specified Lawsuit, arising out of or relating to the Intellectual Property Rights or the ownership, sale, in-licensing or out-licensing of any of the Intellectual Property Rights prior to the Closing Date, or on or after the Closing Date, other than the Retained Claim Liability and the Retained Specified Liability; and

(v) Nothing in this Section 2.2(b) shall be construed or implied to impose upon Buyer any Liabilities retained by Seller under Section 2.2(c).

(c) Notwithstanding anything in this Agreement to the contrary, Buyer shall not assume or have any responsibility with respect to any Excluded Liabilities. “Excluded Liabilities” means all Liabilities of Seller or its Affiliates except the Assumed Liabilities.

(d) Seller agrees to pay or otherwise satisfy and discharge promptly after the Closing or otherwise in accordance with their terms all Liabilities, except the Assumed Liabilities.

Section 2.3 Closing

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place 9:00 A.M., local time, at the offices of Calfee, Halter and Griswold LLP, 800 Superior Avenue, Suite 1400, Cleveland, Ohio 44114, on October 25, 2007 or at such other time or place as to which the parties shall agree. The effective time of the Closing is sometimes referred to herein as the “Closing Date.”

Section 2.4 Allocation of Purchase Price

The Purchase Price, as adjusted, will be allocated (the “Purchase Price Allocation”) by Buyer and Seller among the Assets in accordance with this Section 2.4. Within 90 days following the Closing Date, Buyer shall deliver a proposed allocation of the Purchase Price (including, for purposes of this Section 2.4, any other consideration paid to Seller, including the Assumed Liabilities) among the Assets in accordance with Section 1060 of the Code and the applicable Treasury Regulations. Seller shall have the right to review and comment on such allocation and the parties shall negotiate in good faith to resolve any differences between them (as agreed between Seller and Buyer, the “Asset Allocation”). Seller and Buyer (1) shall be bound by the Asset Allocation for purposes of determining any Taxes, (2) shall prepare and file all Tax Returns (including IRS Form 8594) in a manner consistent with the Asset Allocation, and (3) shall take no position inconsistent with the Asset Allocation in any Tax Return or any proceeding before any taxing authority; provided, however, that neither Seller nor Buyer shall be unreasonably impeded in its ability to settle any Tax audit, contest or other proceeding relating to the allocation of the Purchase Price.

Section 2.5 Transfer Taxes

Seller and Buyer shall each pay one half of all transfer, personal property, sales and use, value added, stamp, documentary and similar Taxes (collectively, “Transfer Taxes”) incurred in connection with this Agreement and the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as specifically disclosed in a separate disclosure schedule, a copy of which is being delivered to Buyer herewith (the “Disclosure Schedules”), Seller, solely with respect to the Business, hereby represents and warrants to Buyer as set forth below.

Section 3.1 Organization

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and corporate authority to own, lease and operate its properties and to carry on the Business as now being conducted, except where any such failure to be so organized, existing or in good standing or to have such power and authority would not individually or in the aggregate have a Material Adverse Effect.

(b) Seller is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by Seller in the conduct of the Business or the nature of the Business makes such qualification necessary, except in any such jurisdictions where the failure to be duly qualified or licensed would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

Section 3.2 Authorization

Seller has the corporate power and corporate authority to execute and deliver this Agreement and the Ancillary Agreements and consummate or cause to be consummated the transactions contemplated hereby and by the Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Seller and no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller and the Ancillary Agreements will be duly executed and delivered by Seller and this Agreement constitutes, and when executed and delivered by Seller, each of the Ancillary Agreements to which Seller is a party will constitute, a valid and binding agreement of Seller, enforceable against Seller in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

Section 3.3 Title to Assets

(a) Except as set forth in Schedule 3.3 of the Disclosure Schedules, Seller is the owner of, or, in the case of leased or licensed assets, has a legally sufficient right to use, the Assets, and has good and valid title to all owned Assets, and the Assets are held free and clear of all Liens except for Permitted Encumbrances.

(b) Except as set forth in Schedule 3.3 of the Disclosure Schedules, the material Tangible Assets are in good operating condition (subject to normal wear and tear). There are no outstanding or unsatisfied rights or options of any person, other than Buyer, to purchase or acquire any of the Assets.

(c) This Section 3.3 does not relate to Intellectual Property Rights, which are governed by Section 3.11.

Section 3.4 Consents and Approvals; No Violations

(a) There are no governmental approvals or consents required for the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation by Seller of the transactions contemplated hereby or thereby.

(b) Except as set forth in Schedule 3.4 of the Disclosure Schedules, neither the execution, delivery or performance of this Agreement or the Ancillary Agreements nor the consummation by Seller of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of the certificate of incorporation or by-laws of Seller; (ii) require Seller to file or register with, or give notice to, or obtain the authorization, consent or approval of any person (other than a governmental entity); (iii) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in any termination, cancellation or acceleration, or give rise to any such right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Purchased Contract or any other material agreement to which Seller is a party; (iv) violate any order, injunction, decree, statute, rule or regulation applicable to Seller, or any of the assets or properties of the Business, or (v) result in the creation or imposition of any Lien upon any of the Assets, excluding from the foregoing clauses (iii), (iv) and (v), such requirements, violations, conflicts, defaults, rights, Liens or violations that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. As used in this Section 3.4, references to Seller shall refer only to Seller in connection with the conduct of the Business.

Section 3.5 Financial Matters

(a) Set forth on Schedule 3.5 of this Disclosure Schedules is true, correct and complete calculation of the monthly website traffic measured by unique users (as determined by Nielsen Net Ratings) for the Business for the period between January 1, 2007 and September 30, 2007. For the period of 60 days prior to the Closing Date, no more than five percent (5%) of the monthly user traffic on the Business’s website was referred through links from Seller’s other websites (as determined by CNET Data Warehouse).

(b) Except as set forth on Schedule 3.5 of the Disclosure Schedules, Seller has not received any prepayments or deposits from customers for products to be provided, or services to be performed, in the future. Set forth on Schedule 3.5 of the Disclosure Schedules is a true, correct and complete list of the deferred revenue balance of the Business as of October 24, 2007. Seller’s most recently filed Annual Report on Form 10-K for the year ended December 31, 2006, accurately and completely details in all material respects Seller’s revenue recognition policy. The Business complies with and has complied with the revenue recognition policy detailed in Seller’s most recently filed Annual Report on Form 10-K for the year ended December 31, 2006 in all material respects.

(c) Seller has no outstanding liability to any former owner of the Business for the payment of any sums of money in such person’s capacity as an owner. No liability to any former owner of the Business is included among the Assumed Liabilities.

Section 3.6 Absence of Changes

Except as identified on Schedule 3.6 of the Disclosure Schedules or as otherwise contemplated by this Agreement, since September 30, 2007, the Business has been operated in the ordinary course, consistent with past practice.

Section 3.7 Litigation

Except as set forth on Schedule 3.7 of the Disclosure Schedules, there are no actions or suits, or any administrative, arbitration or other proceedings (collectively, “Cases” ) pending, or, to Seller’s knowledge, threatened, against Seller, by or before any court, governmental or regulatory authority or by any third party, in each case relating to the Business. To the knowledge of Seller there is no state of facts or event which could reasonably be expected to form the basis for such a Case. There is no outstanding arbitration award, judgment, order, decree or similar restriction relating to the Business.

Section 3.8 Compliance with Applicable Law; Permits

With respect to the Business, Seller is and has been in material compliance with all Applicable Laws. Except as listed on Schedule 3.8 of the Disclosure Schedules, there have been no written allegations of or written inquiries concerning any violations of Applicable Law by the Business within the past three years. With respect to the Business, Seller holds all material permits and authorizations necessary for the conduct of the Business as historically conducted. All such permits held by Seller are listed on Schedule 3.8 of the Disclosure Schedules.

Section 3.9 Certain Contracts and Arrangements

Schedule 3.9(a) of the Disclosure Schedules sets forth any Contract described below to which Seller is a party relating primarily to the Business:

(a) any indenture, mortgage, note, installment obligation, agreement or other instrument, in each case relating to the borrowing or loaning of money in excess of $25,000, or any capital lease or the guaranty of any obligation for the borrowing of money in excess of $25,000;

(b) any material partnership, joint venture or other similar Contract;

(c) any lease;

(d) all Contracts containing covenants limiting the freedom of Seller to compete in any line of business that competes with the Business or with any person or in any geographic area or market;

(e) all other Contracts relating primarily to the Business involving amounts in excess of $25,000;

(f) any material sales representation, distribution or other similar Contract;

(g) any Contract for the purchase of supplies or materials providing for annual payments in excess of $25,000;

(h) (i) all Contracts relating to the purchase by, lease to, license to, or escrow for the benefit of, Seller of IT Assets; (ii) all Contracts relating to the purchase by Seller of IT Services from a third party; (iii) all Contracts relating to the sale, lease, or license of IT Products by Seller to third parties, or the escrow of any IT Product for the benefit of, any of its customers; and (iv) all Contracts relating to the provision of IT Services by Seller to any of its customers, in each case in respect of clauses (i)-(iv) above, Contracts providing for annual payments in excess of $25,000 and other than any Contracts relating to open source Software or Off-the-Shelf Software or;

(i) all Contracts relating to Intellectual Property Rights (other than any Contracts otherwise described under Section 3.9(h));

(j) any Contract for the purchase of services providing for annual payments in excess of $25,000;

(k) any Contract for the sale of goods or services providing for annual payments in excess of $25,000; or

(l) any Contract (except as otherwise set forth in (a) through (k) above or on the Disclosure Schedules), entered into other than in the ordinary course of business that is material to the Business.

Except as set forth on Schedule 3.9(a) of the Disclosure Schedules, each such Contract (including any Purchased Contract) is a valid, binding and enforceable obligation of Seller and to the knowledge of Seller, of each other party thereto, enforceable against each party thereto in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforcement of creditors’ rights generally and by general principles of equity. Seller is not in material default under any Purchased Contract or any of the other aforesaid Contracts and, to the knowledge of Seller, no other party to any Purchased Contract or any of the other aforesaid Contracts is in material default under any such Contract. Seller has provided a true, correct and complete copy of each Purchased Contract (including all material amendments). Schedule 3.9(b) of the Disclosure Schedules sets forth a list of all the Purchased Contracts.

Section 3.10 IT Assets

(a) Schedule 3.10(a) of the Disclosure Schedules contains a complete list, sorted by category of IT Asset, of all IT Assets (other than Off-the-Shelf Software). Each of the IT Development and Delivery Assets owned by Seller, each of the IT Products owned or used by Seller, and, to the knowledge of Seller, each of the IT Business Assets owned or used by Seller and each of the IT Development and Delivery Assets used by Seller, conforms substantially to the specifications, documentation and other written material used in connection with the sale, license, distribution, marketing or use thereof, and is free of defects in programming and operation except for such non-conformities as would not materially and adversely affect the use of such IT Asset for its intended purposes.

(b) Except as to any open source Software and as set forth in Schedule 3.10(b) of the Disclosure Schedules, no other person has been granted any license, option or other right in or to any of the Software owned by Seller or granted any sublicense or other right by Seller in or to any of the Software licensed to Seller.

(c) Seller has kept secret and has not disclosed the source codes for any of the Software (other than open source Software and any Software (e.g., HTML code and javascript code) delivered to an end-user’s browser in the ordinary course of viewing the websites of the Business) to any person.

(d) Except as set forth in Schedule 3.10(d) of the Disclosure Schedules, any Custom Software purchased by, leased by or licensed to Seller and used primarily in the Business functions as intended and is in machine-readable form, and Seller is in possession of all computer programs, documentation, materials, tapes, know-how, object and source codes and procedures relating thereto necessary for the Business.

(e) None of the IT Assets owned by Seller is jointly owned by Seller with any other person.

(f) To the knowledge of Seller, no employee of Seller has entered into any Contract with respect to the Business that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign or disclose information (other than pursuant to modifications to open source Software, if any, in accordance with the terms of such open source Software) concerning his or her work to anyone other Seller.

(g) Except as set forth in Schedule 3.10(g) of the Disclosure Schedules to the knowledge of Seller, no employee of Seller, and no contractor of Seller in the course of performing services for Seller, (i) has infringed the intellectual property, proprietary, or contractual rights of any person in the course of his or her work for or on behalf of the Business or (ii) is in default under any term of any Contract relating to any Intellectual Property Rights, or any confidentiality agreement or any other Contract or restrictive covenant relating to the Intellectual Property Rights or any IT Asset.

(h) Except for those IT Assets identified on Schedule 3.10(h)(i), no material IT Asset contains any open source code, freeware, shareware or libraries, or other code governed by an “open source” license (including any version of the General Public License, the Lesser General Public License or other similar agreement), the use of which would restrict free and unencumbered use of the IT Asset by Seller, or would oblige Seller to distribute source code for any IT Asset, in the conduct of the Business as it is currently conducted. Except as set forth in Schedule 3.10(h)(ii), none of the Software components listed as “open source” in Schedule 2.1(a)(v) has been modified, or distributed, prior to Closing in such a way as to trigger any obligation to disclose or distribute such Software.

(i) In the conduct of the Business as it is currently conducted, the use, handling, transfer and disclosure of any and all data and information concerning consumers of Business services or users of any web sites operated by the Business is in compliance with all applicable privacy policies, terms of use, and Applicable Laws, including laws concerning privacy, data protection, and notification of data security breaches; and during the Applicable Period, to the knowledge of Seller, no person has brought any claim in connection with the conduct of the

Business based on an allegation that, if true, would breach the foregoing representation. Except as set forth in Schedule 3.10(i), the transactions contemplated hereby will not violate any privacy policy, terms of use, or Applicable Law relating to the use, handling, transfer or disclosure of such data or information. Schedule 3.10(i) of the Disclosure Schedules contains a true, accurate and complete list of all current agreements governing the use, handling, transfer or disclosure of any such data or information, including the transfer of any such data or information across national borders.

(j) To the knowledge of Seller, all credit card information collected by the Business is stored in compliance with the Payment Card Industry Data Security Standards.

Section 3.11 Intellectual Property

(a) Patents.

(i) Schedule 3.11(a)(i) of the Disclosure Schedules contains a complete and accurate list of all Patents. Except as noted in Schedule 3.11(a)(i) of the Disclosure Schedules, Seller owns all right, title and interest in and to each of the Patents owned by Seller, free and clear of any Liens, other than Permitted Encumbrances.

(ii) Except as noted in Schedule 3.11(a)(ii) of the Disclosure Schedules, all of the Patents owned by Seller, and to the knowledge of Seller, all of the Patents licensed to Seller, are currently in compliance with formal legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) and, if issued, are valid and enforceable.

(iii) Except as noted in Schedule 3.11(a)(iii) of the Disclosure Schedules, no Patent owned by Seller, and to the knowledge of Seller, no Patent licensed to Seller, has been or is now involved in any interference, reissue, reexamination, or opposition proceeding, nor has Seller received any written notice thereof from a third party in respect of owned, or any in-licensed, Patents. Except as noted in Schedule 3.11(a)(iii) of the Disclosure Schedules, to the knowledge of Seller, there is no potentially interfering patent or patent application of any third party with respect to any patent owned or licensed by Seller.

(iv) Except as noted in Schedule 3.11(a)(iv) of the Disclosure Schedules and to the knowledge of Seller, during the Applicable Period, no Patent owned by or licensed to Seller is or was infringed by Seller, and Seller has not asserted a claim of infringement of any such Patent in writing against any person. Except as noted in Schedule 3.11(a)(iv) of the Disclosure Schedules, the Business does not and did not infringe during the Applicable Period, and has not been alleged in writing to infringe during the Applicable Period, any patent or other similar proprietary right of any other person.

(b) Inventions.

(i) Schedule 3.11(b)(i) of the Disclosure Schedules contains a complete and accurate list and summary description of all material Inventions owned by Seller (and reasonably believed by Seller to be an Invention) that are not the subject of a Patent. Except as noted in Schedule 3.11(b)(i) of the Disclosure Schedules, Seller owns all right, title and interest in and to each of the Inventions owned by Seller, free and clear of any Liens, other than Permitted Encumbrances.

(ii) Except as noted in Schedule 3.11(b)(ii) of the Disclosure Schedules, to knowledge of Seller, no Invention owned by Seller is infringed, or has been alleged in writing to infringe any intellectual property, proprietary or contractual rights of any other person.

(c) Copyrights.

(i) Schedule 3.11(c)(i) of the Disclosure Schedules contains a complete and accurate list and summary description of all registered Copyrights owned by Seller and applications therefor owned by Seller, and all registered Copyrights licensed to Seller other than Copyrights in Software or Off-the-Shelf Software licensed to Seller itself or as part of any Hardware. Except as noted in Schedule 3.11(c)(i) of the Disclosure Schedules, Seller owns all right, title and interest in and to each of the Copyrights owned by Seller, free and clear of any Liens, other than Permitted Encumbrances. Except as noted in Schedule 3.11(c)(i) of the Disclosure Schedules, none of the registered Copyrights owned by Seller and applications therefor owned by Seller constitutes a derivative work based on the work of any other person.

(ii) Except as noted in Schedule 3.11(c)(ii) of the Disclosure Schedules, all of the registered Copyrights owned by Seller and applications therefor owned by Seller, and to the knowledge of Seller, all of the registered Copyrights licensed to Seller and required to be listed on Schedule 3.11(c)(i), are currently in compliance with formal legal requirements.

(iii) Except as noted in Schedule 3.11(c)(iii) of the Disclosure Schedules and to the knowledge of Seller, as of the date hereof and during the Applicable Period, no Copyright listed on Schedule 3.11(c)(i) of the Disclosure Schedules is or was infringed, and Seller has not asserted a claim of infringement of any such Copyright in writing against any person. Except as noted in Schedule 3.11(c)(iii) of the Disclosure Schedules, as of the date hereof and during the Applicable Period, the Business does not and did not infringe, and has not been alleged in writing to infringe, any copyright of any other person.

(d) Mask Works.

(i) Schedule 3.11(d)(i) of the Disclosure Schedules contains a complete and accurate list and summary description of all registered Mask Works owned by Seller and applications therefor owned by Seller, and all registered Mask Works licensed to Seller other than as part of any Hardware. Seller owns all right, title and interest in and to each of the Mask Works owned by Seller, free and clear of any Liens, other than Permitted Encumbrances.

(ii) All of the registered Mask Works owned by Seller and applications therefor owned by Seller, and to the knowledge of Seller, all of the registered Mask Works licensed to Seller and required to be listed on Schedule 3.11(d)(i), are currently in compliance with formal legal requirements and are, if registered, valid and enforceable.

(iii) To the knowledge of Seller, as of the date hereof, no Mask Work listed on Schedule 3.11(d)(i) of the Disclosure Schedules is infringed. To the knowledge of Seller, as of the date hereof and during the Applicable Period, the Business does not and did not infringe, and has not been alleged in writing to infringe, any mask work of any other person.

(e) Trademarks.

(i) Schedule 3.11(e)(i) of the Disclosure Schedules contains a complete and accurate list and summary description of all registered Trademarks (including trade names and Internet domain names) owned by Seller, and applications therefor owned by Seller, all material unregistered Trademarks owned by Seller. Except as noted in Schedule 3.11(e)(i) of the Disclosure Schedules, Seller is the owner of all right, title and interest in and to each of the Trademarks owned by Seller, free and clear of any Liens, other than Permitted Encumbrances.

(ii) Except as noted in Schedule 3.11(e)(ii) of the Disclosure Schedules, all registered Trademarks owned by Seller and applications therefor owned by Seller, and to the knowledge of Seller, all registered Trademarks licensed to Seller, are currently in compliance with all formal legal requirements (including the timely post-registration filings), and, if registered, are valid and enforceable.

(iii) Except as noted in Schedule 3.11(e)(iii) of the Disclosure Schedules, no registered Trademark owned by Seller and no application therefor owned by Seller, and to the knowledge of Seller, no Trademark licensed to Seller, has been or is now involved in any interference, reissue, reexamination, or opposition proceeding, nor has Seller received any written notice thereof from a third party in respect of owned, or any in-licensed, Trademarks. Except as noted in Schedule 3.11(e)(iii) of the Disclosure Schedules, to the knowledge of Seller, there is no potentially infringing trademark or trademark application of any third party with respect to any Trademark owned or licensed by Seller.

(iv) Except as noted in Schedule 3.11(e)(iv) of the Disclosure Schedules and to the knowledge of Seller, for the Applicable Period, no Trademark listed on Schedule 3.11(e)(i) of the Disclosure Schedules is or was infringed, and Seller has not asserted a claim of infringement of any such Trademark in writing against any person. Except as noted in Schedule 3.11(e)(iv) of the Disclosure Schedules, for the Applicable Period, the Business does not and did not infringe, and has not been alleged in writing to infringe, any trademark, service mark, trade dress, or domain name of any other person.

(f) Trade Secrets.

(i) With respect to each Trade Secret owned by Seller, the documentation relating to such Trade Secret is current, accurate, and reasonably sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(ii) Seller had taken commercially reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets owned by or licensed to Seller.

(iii) Except as noted in Schedule 3.11(f) of the Disclosure Schedules, Seller has good title and an absolute right to use the Trade Secrets owned by Seller. Except as noted in Schedule 3.11(f) of the Disclosure Schedules, the Trade Secrets owned by Seller are not part of the public knowledge or literature, and have not been used, divulged, or appropriated either for the benefit of any person (other than Seller) or to the detriment of the Business. Except as noted in Schedule 3.11(f) of the Disclosure Schedules, for the past three years, no Trade Secret owned by Seller, and to the knowledge of Seller, no Trade Secret licensed to Seller is subject to any adverse claim. Except as noted in Schedule 3.11(f) of the Disclosure Schedules, for the past three years, the Business does not and did not misappropriate, has not been alleged in writing to misappropriate, any trade secret right of any other person.

(g) Intellectual Property Rights Generally.

(i) Except as set forth in Schedule 3.11(g)(i) of the Disclosure Schedules, the Intellectual Property Rights identified in subsections (a) through (f) hereof include all of the intellectual property owned by, or licensed to, Seller that is used primarily in the conduct of the Business. Except as otherwise disclosed to Buyer, Seller has not transferred ownership of, nor granted any exclusive license or sublicense with respect to, any such owned Intellectual Property Right that is material to the Business, to any other person, or, to the knowledge of Seller, permitted Seller’s rights in such Intellectual Property Rights to lapse or enter the public domain.

(ii) Except as described in Schedule 3.11(g)(ii) of the Disclosure Schedules, Seller has the right to use all of such Intellectual Property Rights without payment to a third party, and all such owned Intellectual Property Rights are fully transferable or alienable, and all such in-licensed Intellectual Property Rights are fully licenseable, licensable by Buyer without restriction and without payment of any kind to any other person. Except as described in Schedule 3.11(g)(ii) of the Disclosure Schedules, Seller has no obligation to indemnify or defend any third party in connection with claims for intellectual property infringement related to Intellectual Property Rights owned or used by Seller in the conduct of the Business.

(iii) Except as set forth in Schedule 3.11(g)(iii) of the Disclosure Schedules, all former and current employees of Seller who have worked on the Business have executed written Contracts with Seller prohibiting disclosure of Trade Secrets of the Seller and assigning to Seller all rights to any Inventions made and all intellectual property rights inuring to such employees, during or derived from their employment relationship to Seller.

(iv) No government funding has been utilized by Seller during the Applicable Period in the development of any Intellectual Property Rights owned by Seller.

Section 3.12 Taxes

Except as set forth on Schedule 3.12 of the Disclosure Schedules,

(i) Seller has filed all Tax Returns in respect of the Business required to have been filed and has paid all Taxes required to have been paid, other than Taxes which are not due and payable, which may be thereafter paid without penalty or are being contested in good faith;

(ii) in respect of the Business, Seller has withheld and paid all Taxes required to have been withheld and paid prior to the Closing;

(iii) in respect of the Business, Seller has not waived any statute of limitations in respect of Taxes, nor is it currently the beneficiary of any extension of time within which to file any Tax Return which will be binding on Buyer after the Closing;

(iv) none of the Assets is subject to any Liens (other than Permitted Encumbrances) as a result of a failure to pay any Tax;

(v) there are no Tax Liabilities of Seller which could result in Liability to Buyer as a transferee or successor, or otherwise attach to the Assets; and

(vi) there are no Tax claims, audits or proceedings pending in connection with the Business and, to the knowledge of Seller, there are no such threatened claims, audits or proceedings.

Section 3.13 Books and Records

All the books and records (including system documentation) of Seller to the extent relating primarily to the Business have been maintained in the ordinary course of business consistent with Seller’s past practice and fairly reflect all transactions of the Business.

Section 3.14 Certain Fees

Neither Seller nor any of its Affiliates has employed any financial advisor or finder or incurred any liability for any financial advisory fees, finders’ fees or similar fees in connection with this Agreement or the transactions contemplated hereby.

Section 3.15 Sufficiency of Assets

The sale of the Assets to Buyer pursuant to this Agreement will convey to Buyer at the Closing Date all of the assets and properties, tangible and intangible, that, together with all rights under the Transition Services Agreement, are necessary for the operation of the Business in all material respects as conducted as of the date hereof, except for the assets listed on Schedule 3.15 of the Disclosure Schedules, which assets are, without limitation, Excluded Assets.

Section 3.16 Disclosure

To the knowledge of Seller, no representation or warranty by Seller in this Agreement or in any exhibit, schedule, certificate or other document to be delivered at Closing in connection with the consummation of the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

Section 3.17 Advertising Insertion Orders

As of the date hereof, the commitments reflected in executed or substantially final (subject to execution) advertising insertion orders and ad network agreements related to the Business applicable to the period from October 1, 2007 through December 31, 2007, as of the date hereof, are no less than $800,000 in the aggregate.

Section 3.18 Revenues

Total revenues for the Business for the period from August 2, 2004 through December 31, 2004, and for the periods ended December 31, 2005 and 2006 are materially consistent with the total revenues for such periods that are set forth on Schedule 3.18 of the Disclosure Schedules. For the avoidance of doubt, a decrease or increase of 10% or less in total revenues with respect to any such period shall not be deemed materially inconsistent with the total revenues set forth on Schedule 3.18 of the Disclosure Schedules for such fiscal year.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as set forth below.

Section 4.1 Organization and Authority of Buyer

(a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation. Buyer has heretofore delivered to Seller complete and correct copies of its certificate of incorporation and by-laws, as currently in effect. Buyer has the corporate power and corporate authority to execute and deliver this Agreement and the Ancillary Agreements and consummate the transactions contemplated hereby and by the Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Buyer and no other corporate proceeding on the part of Buyer is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

(b) This Agreement has been duly executed and delivered by Buyer and the Ancillary Agreements to which Buyer is a party will be duly executed and delivered by Buyer and this Agreement constitutes, and when executed and delivered by Buyer, each of the Ancillary Agreements to which Buyer is a party will constitute, valid and binding agreements of Buyer, enforceable against Buyer in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

Section 4.2 Consents and Approvals; No Violations

(a) There are no governmental approvals or consents required for the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation by Buyer of the transactions contemplated hereby or thereby.

(b) Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements nor the consummation by Buyer of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of the certificate of incorporation or by-laws of Buyer; (ii) require Buyer to file or register with, or give notice to, or obtain the authorization, consent or approval of any person (other than a governmental entity);

(iii) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in any termination, cancellation or acceleration, or give rise to any such right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any material agreement to which Buyer is a party; (iv) violate any order, injunction, decree, statute, rule or regulation applicable to Buyer, or (v) result in the creation or imposition of any Lien upon any of the assets or properties of Buyer, excluding from the foregoing clauses (iii), (iv) and (v), such requirements, violations, conflicts, defaults, rights, Liens or violations that are not, individually or in the aggregate, reasonably likely to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.3 Litigation

There are no Cases pending or, to the knowledge of Buyer, threatened in writing against Buyer that are reasonably likely to adversely affect Buyer’s performance under this Agreement or the Ancillary Agreements or the ability of Buyer to consummate the transactions contemplated herein or therein.

Section 4.4 Certain Fees

Buyer has not employed any financial advisor or finder or incurred any liability for any financial advisory fees, finders’ fees or similar fees in connection with this Agreement or the transactions contemplated hereby.

Section 4.5 Availability of Funds

As of the Closing Date, Buyer has and will have sufficient cash to pay the Purchase Price and any other amounts to be paid by it in accordance with the terms of this Agreement and the Ancillary Agreements.

ARTICLE V

COVENANTS

Section 5.1 Access to Information

(a) Following the Closing, Buyer and its Affiliates shall permit, to the extent permitted by Applicable Law, Seller and its authorized representatives, to have reasonable access to information regarding the Business relating to periods up to and including the Closing which is reasonably requested by Seller, provided, however, that any such investigation shall be conducted, to the extent practicable, after reasonable notice and during normal business hours under the supervision of Buyer’s personnel and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby and shall not interfere unreasonably with the operations of the Business or the other businesses of Buyer and provided, further, that Buyer shall not be required to furnish or make available such books, records or data to the extent that such disclosure would jeopardize applicable attorney-client privileges.

(b) Following the Closing, Seller and its Affiliates shall permit, to the extent permitted by Applicable Law, Buyer and its authorized representatives, to have reasonable access to information regarding the Business relating to periods up to and including the Closing which is reasonably requested by Buyer, provided, however, that any such investigation shall be conducted, to the extent practicable, after reasonable notice and during normal business hours under the supervision of Seller’s personnel and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby and shall not interfere unreasonably Seller’s business operations and provided, further, that Seller shall not be required to furnish or make available such books, records or data to the extent that such disclosure would jeopardize applicable attorney-client privileges.

(c) In connection with the Specified Lawsuit, Buyer and Seller will: (1) co-operate with each other and preserve and maintain all reasonably available documents and electronic information relating to the Business; (2) permit each other, and their authorized representatives, reasonable access to such documents and electronic information for purposes relating to the Specified Lawsuit, and; (3) make such documents and electronic information available for inspection, copying and presentation in the Specified Lawsuit, provided that appropriate protections are in place to preserve the confidentiality of such documents and electronic information.

(d) All information concerning the Business furnished or provided by Seller or its Affiliates to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to the mutual confidentiality agreement between Seller and Buyer, dated as of June 13, 2007 (the “Confidentiality Agreement” ).

Section 5.2 Consents

(a) Each of Seller and Buyer shall cooperate, and use its commercially reasonable efforts, to make all filings and obtain as promptly as possible all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and, subject to the provisions of Section 5.2(b) below, other third parties necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that such cooperation shall not include any requirement of Seller or any of its Affiliates to expend money, commence, defend or participate in any litigation, incur any obligation in favor of, or offer or grant any accommodation (financial or otherwise) to, any governmental authority. The parties shall keep one another informed and consult with one another regarding all material communications and developments associated with seeking the consents, approvals, authorizations, qualifications and orders contemplated by this Section 5.2(a).

(b) To the extent that transfer or assignment hereunder by the Seller to Buyer of any Purchased Contract is not permitted or is not permitted without the consent or approval of another person, this Agreement shall not be deemed to constitute an undertaking to assign the same if such consent or approval is not given or if such an undertaking otherwise would constitute a breach thereof or cause a loss of benefits thereunder. Seller (and Buyer where required) shall use its commercially reasonable efforts to obtain any and all such third party consents or approvals under each Purchased Contract; provided, however, that neither Seller nor Buyer shall be required to pay or incur any cost or expense to obtain any third party consent or approval that it is not otherwise required to pay or incur in accordance with the terms of the applicable Purchased Contract, except for usual legal fees and expenses. If any such third party consent or approval for the assignment or transfer of a Purchased Contract is not obtained before the Closing and Buyer elects, in its sole discretion, to waive its condition to Closing with respect to any such Purchased Contract listed on Schedule 6.1(j) of the Disclosure Schedules, Seller shall use its commercially reasonable efforts to cooperate with Buyer in any reasonable arrangement designed to provide for Buyer after the Closing the benefits intended to be assigned to Buyer under the applicable Purchased Contract, including enforcement at the election, direction, cost and for the account of Buyer of any and all rights of Seller against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise; provided that Buyer shall (i) undertake to pay or satisfy the corresponding Liabilities for the enjoyment of such benefit to the extent that Buyer would have been responsible therefor hereunder if such consent, waiver or approval had been obtained and (ii) indemnify and hold harmless Seller and its Affiliates for any costs, expenses or Liabilities (including legal fees and expenses) incurred by them in connection with such enforcement of such Purchased Contract. Upon obtaining the requisite third party consents thereto, such Purchased Contracts shall be transferred and assigned to Buyer hereunder.

(c) Except as set forth in Section 5.2(b) above, Seller and its Affiliates shall not have any liability or obligation whatsoever to Buyer arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Purchased Contract.

Section 5.3 Reasonable Efforts

Except as otherwise set forth in this Article V, each of Seller and Buyer shall cooperate, and use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement and the Ancillary Agreements (including, without limitation, identifying and obtaining all necessary consents and approvals) in accordance with the terms hereof and thereof to give effect to the transactions contemplated herein and therein.

Section 5.4 Public Announcements; Other Communications

Except with the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), no party shall issue any report, statement or press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby, except for (i) an initial press release to be issued by any party hereto following the execution of this Agreement, the contents of which shall be subject to the reasonable approval of Buyer or Seller, as the case may be, it being understood and agreed that the text of such release may be thereafter used, in whole or in part, so long as the text as agreed upon by the parties is not materially altered, in any public statement in which any party may thereafter issue or authorize and (ii) as in the reasonable judgment of such party may be required by Applicable Laws or the listing standards of any stock exchange on which its securities are traded.

Section 5.5 Non-Competition; Non-Solicitation; Confidentiality

(a) Seller acknowledges that the use by Seller of customer and supplier lists, know-how, goodwill and other proprietary business information and trade secrets of the Business in a business or activity that competes with the Business (as established below) would provide the competing business with an unfair advantage over the Business. Accordingly, Buyer wishes to restrict Seller’s use of such information and its ability to compete with Buyer. Seller agrees, in consideration for the Purchase Price, to comply with the terms of this Section 5.5, all of which are reasonable and necessary to protect the confidential business information and trade secrets being acquired by Buyer and to prevent any unfair advantage from being conferred upon a competing business of Buyer. For a period of three years after the Closing (the “Restriction Period” ), neither Seller nor its Affiliates (other than shareholders) shall directly or indirectly (1) operate any Website the principal focus of which is the sharing, printing or storing of photographs (a “Prohibited Business” ), (2) own an interest in, finance, manage or control or be an equity holder of, any Prohibited Business or (3) engage in any practice the purpose or effect of which is to intentionally evade the provisions of this covenant; provided, however, that nothing set forth in this Section 5.5 shall prohibit Seller or its Affiliates (other than shareholders) from (x) passive investments in the securities of any entity that Seller does not participate in, manage, operate or control that may directly or indirectly be engaged in any Prohibited Business the foregoing is further limited to investments in privately-held entities equal to 20% or less and in publicly-held entities equal 5% less, each of the outstanding securities of such entity, (y) acquiring a Prohibited Business as part of an acquisition (including, without limitation, by means of an asset purchase, stock purchase, merger, consolidation or other form of corporate reorganization) of another business or person (an “Acquired Business”); provided that, if the Acquired Business has in excess of one million unique visitors per month for the most recently completed fiscal year for such Acquired Business or more than 15% of the consolidated revenues of such Acquired Business are derived from the Prohibited Business, then Seller and its Affiliates (other than shareholders) hereby agree to divest the portion of the Acquired Business that operates the Prohibited Business as promptly as possible, using reasonable diligence but in no event later than 12 months (provided, that such period of 12 months may be extended with Buyer’s consent, which consent shall not be unreasonably withheld provided that Seller had been and continues to work diligently and in good faith to sell the Prohibited Business) after such acquisition, or (z) being acquired (including, without limitation, by means of an asset purchase, stock purchase, merger, consolidation or other form of corporate reorganization) by another person that directly or indirectly engages in any Prohibited Business. For the avoidance of doubt, (A) this Section 5.5 shall not restrict any person that, directly or indirectly, controls Seller now or at any time hereafter, including any person that acquires or combines with Seller, whether by means of an asset purchase, stock purchase, merger, consolidation or other form of corporate reorganization, and (B) a Website that includes photo sharing as a feature or function of such Website shall not, in and of itself, be deemed to be a Prohibited Business so long as such Website’s principal focus is not the sharing, printing or storing of photographs and the revenue or visitor test is not met. For purposes of this Section “Website” shall mean any site on the internet with a distinct URL. This Section 5.5 shall cease to be applicable to any person at such time as it is no longer an Affiliate of Seller. This Section 5.5(a) shall terminate immediately upon a Change of Control of Seller. “Change of Control” means (a) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of Seller representing 50% or more of (A)

the outstanding shares of common stock of Seller or (B) the combined voting power of Seller’s then outstanding securities; (b) Seller is party to a merger or consolidation which results in the voting securities of Seller outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or another entity) at least fifty (50%) percent of the combined voting power of the voting securities of Seller or such surviving or other entity outstanding immediately after such merger or consolidation; or (c) the sale or disposition of all or substantially all of Seller’s assets, in one transaction or a series of related transactions (or consummation of any transaction having similar effect).

(b) During the Restriction Period, neither Seller nor its majority owned subsidiaries shall directly or indirectly induce or attempt to induce any customer, supplier, licensee, licensor, franchisee or other business relation of Buyer to cease doing business with Buyer in order to enter into any such relationship on behalf of itself or of any other person in competition with the Business. This Section 5.5(b) shall terminate immediately upon a Change of Control of Seller

(c) Seller hereby covenants and agrees not to disclose or use, directly or indirectly, any Confidential Information (as defined below), at any time after the Closing except to the extent the disclosure of such Confidential Information is required by Applicable Law or the listing standards of any stock exchange on which its securities are traded. If the disclosure of Confidential Information is required by Applicable Law or the listing standards of any stock exchange on which Seller’s securities are traded, Seller agrees to use its commercially reasonable efforts to provide Buyer an opportunity to object to the disclosure and as much prior written notice as is possible under the circumstances. For purposes of this Section 5.5, “Confidential Information” means and includes all information acquired, used by or which is in possession or knowledge of Seller as a result of Seller’s operation of the Business and to the extent relating to the Business, including information regarding strategies, products, pricing, customers, representatives, suppliers, distributors, technology, programs, finances, costs, employees, marketing plans, developmental plans, computer programs and systems, inventions, discoveries and trade secrets to the extent relating to the Business, all to the extent such information is not intended by Buyer to be disseminated to the public or other participants in Buyer’s industry or is not generally known to such other participants, and whether or not such information is embodied or recorded in any tangible form. Seller acknowledges that following the Closing all of the Confidential Information will be the exclusive proprietary property of Buyer, whether or not prepared in whole or in part by Seller, and whether or not disclosed to or entrusted to the custody of Seller.

(d) Seller agrees that money damages alone will not be a sufficient remedy for any breach of the provisions of this Section 5.5, and that in addition to all other remedies, Buyer shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and Seller waives the securing or posting of any bond in connection with such remedy.

(e) If any covenant contained in this Section 5.5 is found by a court of competent jurisdiction to be invalid or unenforceable as against public policy or for any other reason, such court is directed to exercise its discretion to reform such covenant to the end that Seller shall be subject to confidentiality, noncompetition and noninterference covenants that are reasonable under the circumstances and are enforceable by Buyer.

(f) Seller stipulates, acknowledges and agrees that the covenants and other terms contained in this Section 5.5 are reasonable in all respects, including time period, geographical area and scope of restricted activities, that Buyer would not have entered into this Agreement had Seller not agreed to these covenants, and that the restrictions contained herein are designed to protect Buyer’s business and ensure that Seller does not engage in unfair competition against Buyer.

Section 5.6 Taxes

With respect to Taxes on the Assets imposed on a periodic basis which are payable for a period that includes but does not end on the Closing Date, such Taxes shall be allocated between Seller and Buyer ratably on a daily basis. The parties shall cooperate reasonably in any Tax related dispute or investigation. All liabilities with respect to Taxes attributable to the operations of the Business through the Closing Date shall be borne by and timely satisfied by Seller, and any refunds or credits or rights to refunds or credits with respect thereto (including interest and penalties) shall be the property of Seller. All Taxes attributable to the Business from and after the Closing shall be the responsibility of Buyer.

Section 5.7 WARN

Notwithstanding any provisions of the Worker Adjustment and Retraining Notification Act (“WARN Act”), 29 U.S.C. §2101 et seq., the parties acknowledge and agree that at all times following the Closing, personnel employed by, engaged by, directed in their work by, and in any way performing services for Seller in the performance of the Transition Services Agreement are, and shall be at all times and for all purposes, employees of Seller. Seller acknowledges that it is solely responsible for issuing, serving and delivering all orders and notices required, if any, pursuant to the WARN Act in connection with termination from employment of personnel performing services for Seller in the performance of the Transition Services Agreement and for any financial obligations and liabilities in connection with such terminations. Notwithstanding any other provision of this Agreement, the parties specifically agree that Buyer shall bear no responsibility for any penalty, fine or other amount payable which arises out of or results from any violation of any federal, state or local statute, law, rule, ordinance or regulation (including, without limitation, any alleged or actual violations of the WARN Act). Seller expressly retains all such potential liability.

Section 5.8 Severance

Seller shall be and remain solely liable for and pay all severance obligations to any employee of Seller, and for any stay bonuses that are pre-approved by Buyer in writing, payable to such employees for the continuation of their employment in connection with the provision of services by Buyer under the Transition Services Agreement (collectively, the “Employee Payments”) provided such Employee Payments are made within seven (7) months of the Closing Date; provided, however, Buyer shall reimburse Seller for any Employee Payments made by Seller up to an amount not to exceed the Reimbursement Amount for such Employee

Payments, payable by wire transfer of immediately available funds within 5 business days upon receipt of evidence reasonably satisfactory to Buyer from Seller of payment by Seller of Employee Payments; provided, further, that the Reimbursement Amount shall be reduced by the amount of payments received by Seller in excess of Two Million Dollars ($2,000,000) pursuant to the Transition Services Agreement.

Section 5.9 Co-operation

Seller and Buyer covenant and agree as set forth in Schedule 5.9 of the Disclosure Schedules.

Section 5.10 Bulk Transfer Laws

Buyer acknowledges that Seller has not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer laws or similar laws.

Section 5.11 Insurance

As of the Closing Date, the coverage under all insurance policies of Seller and its Affiliates related to the Business shall continue in force only for the benefit of Seller and its Affiliates and not for the benefit of Buyer. Buyer agrees not to seek, through any means other than the indemnification provisions set forth in Article VII hereof, to benefit from any insurance policies of Seller or any of its Affiliates that may provide coverage for claims relating in any way to the Business prior to the Closing.

Section 5.12 Post-Closing Liabilities

Buyer shall discharge the Assumed Liabilities and all Liabilities of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued, arising out of or relating to the use or ownership of the Assets after the Closing Date (including any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority arising out of or relating to the use or ownership of the Assets after the Closing Date).

ARTICLE VI

CLOSING DELIVERIES

Section 6.1 Deliveries by Seller

At the Closing, Seller will deliver or cause to be delivered to Buyer (unless delivered previously) the following:

(a) A duly executed Bill of Sale;

(b) [Reserved]

(c) A duly executed Trademark Assignment;

(d) A duly executed counterpart of a software licenses for each of Haystack and SoftWareFactory (the “Licenses”);

(e) A duly executed counterpart of a co-ownership agreement regarding the Patent Application (the “Co-Ownership Agreement”);

(f) A duly executed counterpart of the transition services agreement (the “Transition Services Agreement”);

(g) A good standing certificate dated no more than 10 days prior to the Closing Date from Seller’s states of incorporation;

(h) Releases (including UCC Termination Statements) of any and all Liens (except for Permitted Liens) on any Asset;

(i) Copies of the resolutions duly adopted by Seller’s Board of Directors authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements, duly certified by the Secretary or Assistant Secretary of Seller, which resolutions shall be in full force and effect on the Closing Date;

(j) Consents to the assignment of the Purchased Contracts listed on Schedule 6.1(j); and

(k) All other documents, instruments and writings required or reasonably requested to be delivered by Seller at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith to evidence the sale, assignment, transfer and delivery of the Assets to Buyer.

Section 6.2 Deliveries by Buyer

At the Closing, Buyer will deliver or cause to be delivered to Seller (unless previously delivered) the following:

(a) The Purchase Price, paid in immediately available funds to one or more accounts designated by Seller;

(b) A duly executed Instrument of Assumption;

(c) A duly executed counterpart of the Transition Services Agreement;

(d) A duly executed counterpart of the Licenses;

(e) A duly executed counterpart of the Co-Ownership Agreement; and

(f) All other documents, instruments and writings required or reasonably requested to be delivered by Buyer at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith to evidence and effect the assumption by Buyer of the Assumed Liabilities.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATIONS

Section 7.1 Survival of Representations

All representations and warranties made in this Agreement shall survive the Closing hereunder for a period of 18 months after the Closing Date, except that (a) representations and warranties contained in Section 3.12 (Taxes), which shall survive for thirty (30) days following the expiration of the applicable statute of limitations, (b) the representations and warranties contained in Sections 3.2 (Authorization), and 3.3(a) (Title to Assets), which shall survive indefinitely and (c) the representations and warranties contained in Section 3.11 (Intellectual Property) (the “IP Rep”), which shall survive for a period of 24 months after the Closing (such applicable period, the “Indemnity Period”).

Section 7.2 Seller’s Agreement to Indemnify

(a) Subject to the terms and conditions set forth herein, from and after the Closing, Seller shall indemnify and hold harmless Buyer and its directors, officers and employees and their successors and assigns (collectively, the “Buyer Indemnitees”) from and against all liability, demands, allegations of infringement, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses, and whether or not arising from a third party claim) (collectively, the “Buyer Damages”) incurred by any Buyer Indemnitee as a result of or arising out of (i) the Excluded Liabilities (including, but not limited to the Retained Claim Liability and the Retained Specified Liability), the Excluded Assets or the operation of the Business prior to Closing to the extent not included among the Assumed Liabilities, (ii) a breach of any representation or warranty contained in Article III of this Agreement, (iii) a breach of any agreement or covenant of Seller in this Agreement, or (iv) any failure of Seller to comply with applicable bulk sales laws, except that this clause (iv) shall not affect the obligation of Buyer to pay and discharge the Assumed Liabilities notwithstanding Buyer’s right to make an indemnification claim hereunder. For the avoidance of doubt, Seller shall not have any obligation to indemnify for Liabilities relating to operation of the Business after the Closing Date. For avoidance of doubt, Seller’s obligation to indemnify Buyer Indemnitees for Buyer Damages under this Section 7.2 with respect to the Retained Claim Liability and the Retained Specified Liability shall include, without limitation, actual or enhanced damages, settlement amounts and reasonable attorneys’ fees and expenses.

(b) Seller’s obligations to indemnify the Buyer Indemnitees pursuant to Section 7.2(a) hereof are subject to the following limitations:

(i) No indemnification shall be made by Seller with respect to any claim made pursuant to Section 7.2(a)(ii) unless the aggregate amount of Buyer Damages under all claims exceeds an amount equal to the Basket Amount and, in such event, indemnification shall be made by Seller only to the extent Buyer Damages exceed, in the aggregate, the Basket Amount, provided that the foregoing limitations on indemnification set forth in this Section 7.2(b)(i) shall not apply to any Buyer Damages related to any breach of any representation or warranty in Sections 3.1(a) (Organization), 3.2 (Authorization) and 3.3(a) (Title to Assets) and

any written claim of patent infringement (other than the Additional Claim or the Specified Lawsuit) relating to the Business as to which Seller had knowledge as of the Closing;

(ii) (A) In no event shall Seller’s aggregate obligation to indemnify Buyer Indemnitees pursuant to Section 7.2(a)(ii) exceed an amount equal to the Cap (except for breaches of the IP Rep, in which case the Cap shall not exceed the Maximum Cap, provided that in no event shall Seller have an obligation to indemnify Buyer pursuant to Section 7.2(a)(ii) for any amounts in excess of the Maximum Cap in the aggregate), provided that the foregoing limitation on indemnification set forth in this Section 7.2(b)(ii) shall not apply to any Buyer Damages related to any breach of any representation or warranty in Sections 3.1(a) (Organization), 3.2 (Authorization), 3.3(a) (Title to Assets), and any written claim of patent infringement (other than the Additional Claim or the Specified Lawsuit) relating to the Business as to which Seller had knowledge as of the Closing; and

(B) Without in any way limiting the effect of clause (A) of this Section 7.2(b)(ii), Seller’s obligation to indemnify the Buyer Indemnitees for a breach of the IP Rep shall be limited to the amount of Buyer Damages directly attributable (including reasonable and necessary attorneys’ fees and expenses based on the parties relative exposure) to the operation of the Business during the Applicable Period.

(iii) The amount of any Buyer Damages shall be reduced by any amount received by a Buyer Indemnitee with respect thereto under any third party insurance coverage or from any other party alleged to be responsible therefor. If a Buyer Indemnitee receives an amount under insurance coverage or from such other party with respect to Buyer Damages at any time subsequent to any indemnification provided by Seller pursuant to this Section 7.2, then such Buyer Indemnitee shall and Buyer shall take commercially reasonable efforts to ensure that such Buyer Indemnitee shall promptly reimburse Seller for any payment made or expense incurred by Seller in connection with providing such indemnification up to such amount received by Buyer Indemnitee, but net of any expenses incurred by such Buyer Indemnitee in collecting such amount; and

(iv) Seller shall be obligated to indemnify Buyer Indemnitees only for those claims giving rise to Buyer Damages as to which Buyer Indemnitees have given Seller written notice prior to the end of any applicable Indemnity Period, in the event that an Indemnity Period applies to such Buyer Damages. Any written notice delivered by a Buyer Indemnitee to Seller with respect to Buyer Damages shall set forth, with as much specificity as is reasonably practicable, the basis of the claim for Buyer Damages and, to the extent reasonably practicable, a reasonable estimate of the amount thereof.

Section 7.3 Buyer’s Agreement to Indemnify

(a) Subject to the terms and conditions set forth herein, from and after the Closing, Buyer shall indemnify and hold harmless Seller and its directors, officers and employees and their successors and assigns (collectively, the “Seller Indemnitees”) from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses, and whether or not arising from a third party claim) (collectively, the “Seller Damages”) asserted against or incurred by any Seller Indemnitee as a result of or arising out of (i) the Assumed Liabilities or the use or ownership of the Assets after the Closing Date, (ii) a breach of any representation or warranty contained in Article IV of this Agreement set forth therein, and (iii) a breach of any agreement or covenant of Buyer contained herein.

(b) Buyer’s obligations to indemnify Seller Indemnitees pursuant to Section 7.3(a) hereof are subject to the following limitations:

(i) No indemnification shall be made by Buyer with respect to any claim made pursuant to Section 7.3(a)(ii) unless the aggregate amount of Seller Damages under all claims exceeds the Basket Amount and, in such event, indemnification shall be made by Buyer only to the extent Seller Damages exceed, in the aggregate, the Basket Amount, provided that the foregoing limitations or indemnification shall not apply to any Seller Damages related to any breach of the representations and warranties set forth in Section 4.1 (Organization and Authority of Buyer);

(ii) In no event shall Buyer’s aggregate obligation to indemnify the Seller Indemnitees pursuant to Section 7.3(a)(ii), exceed an amount equal to the Cap, provided that the foregoing limitations or indemnification shall not apply to any Seller Damages related to any breach of the representations and warranties set forth in Section 4.1 (Organization and Authority of Buyer);

(iii) The amount of any Seller Damages shall be reduced by any amount received by Seller Indemnitee with respect thereto under any third party insurance coverage or from any other party alleged to be responsible therefor. If Seller Indemnitee receives an amount under insurance coverage or from such other party with respect to Seller Damages at any time subsequent to any indemnification provided by Buyer pursuant to this Section 7.3, then such Seller Indemnitee shall and Seller shall make commercially reasonable efforts to ensure that such Seller Indemnitee shall promptly reimburse Buyer for any payment made or expense incurred by Buyer in connection with providing such indemnification up to such amount received by the Seller Indemnitee, but net of any expenses incurred by such Seller Indemnitee in collecting such amount; and

(iv) Buyer shall be obligated to indemnify the Seller Indemnitees only for those claims giving rise to Seller Damages as to which the Seller Indemnitees have given Buyer written notice prior to the end of any applicable Indemnity Period, in the event that an Indemnity Period applies to such Seller Damages. Any written notice delivered by Seller Indemnitee to Buyer with respect to Seller Damages shall set forth, with as much specificity as is reasonably practicable, the basis of the claim for Seller Damages and, to the extent reasonably practicable, a reasonable estimate of the amount thereof.

Section 7.4 Other Claims

A claim for indemnification for any matter not involving a claim asserted by any third party may be asserted by written notice of the claim, setting forth in reasonable detail the factual and contractual bases for the claim, to the party from whom indemnification under this Article VII is sought.

Section 7.5 Third Party Indemnification

If any legal proceedings are instituted or any claim is asserted by any third party in respect of which the Seller Indemnified Parties on the one hand, or the Buyer Indemnified Parties on the other hand, may be entitled to indemnity hereunder, the party asserting such right to indemnity shall give the party from whom indemnity is sought written notice thereof. A delay in giving such notice shall only relieve the recipient of the obligation to indemnify to the extent the recipient suffers actual prejudice because of the delay. The party from whom indemnity is sought shall have the right, but not the obligation, at its option and expense with counsel of its choice, to control the defense thereof and may compromise or settle the same without the consent of the indemnified party (which consent will not be unreasonably withheld or delayed) provided the settlement involves only money damages; provided that (i) the party from whom indemnity is sought irrevocably acknowledges in writing full responsibility for and agrees to fully indemnify the party asserting such right to indemnity and (ii) the party asserting such right to indemnity shall have the right to participate, but not control, such defense, at its own expense, with counsel of its choice in connection with the defense of such a proceeding or claim. If the party from whom indemnity is sought does not assume control of the defense of such a proceeding or claim, the party asserting such right to indemnity shall not, without the prior written consent of the party from whom indemnity is sought (which consent shall not be unreasonably withheld or delayed), pay, compromise or settle any such proceeding or claim. If the party from whom indemnity is sought does assume control of the defense of such a proceeding or claim, it will not, without the prior written consent of the party asserting such right to indemnity, settle the proceeding or claim or consent to entry of any judgment relating thereto which does not include as an unconditional term thereof the giving by the claimant to the party asserting such right to indemnity a release from all Liability in respect of the proceeding or claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such proceeding or claim.

Section 7.6 Payment of Claims

Buyer shall pay Seller the amount of Seller Damages and Seller shall pay Buyer the amount of Buyer Damages for any claim set forth in Sections 7.4 or 7.5 made by Seller or Buyer, respectively, within 30 days following resolution of the claim.

Section 7.7 Sole Remedy

The parties hereto acknowledge and agree that the remedies provided for in this Agreement shall be the parties’ sole and exclusive remedy with respect to the subject matter of this Agreement. Nothing in this Agreement shall limit the liability of any party hereto for fraud. For the avoidance of doubt, Buyer expressly acknowledges and agrees that, subject to the immediately preceding sentence, it shall have no claim against Seller or any of its affiliates under this Agreement, whether for breach of representation, warranty or covenant or otherwise, and that its sole remedy for any such claim shall be indemnification by Seller pursuant to Section 7.2. Notwithstanding the foregoing, nothing in this Agreement shall affect the rights and remedies available to the parties thereto under, or in connection with, Section 5.5 or the Transition Services Agreement.

Section 7.8 No Consequential Damages

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NO PARTY TO THIS AGREEMENT SHALL BE LIABLE TO OR OTHERWISE RESPONSIBLE TO ANY OTHER PARTY HERETO OR ANY AFFILIATE OF ANY OTHER PARTY HERETO FOR CONSEQUENTIAL OR PUNITIVE DAMAGES THAT ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH HEREOF OR ANY LIABILITY RETAINED OR ASSUMED HEREUNDER.

Section 7.9 Tax Treatment of Indemnification Payments

For all Tax purposes, Buyer, Seller and each of their respective Affiliates agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price received by the Seller for the transactions contemplated by this Agreement unless a final determination (as defined in Section 1313 of the Code) provides otherwise.

ARTICLE VIII

AMENDMENT AND WAIVER

Section 8.1 Amendment, Extension and Waiver

At any time prior to the Closing Date, the parties hereto may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of the parties hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (d) waive compliance with any of the agreements or conditions contained herein. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Fees and Expenses

Whether or not the transactions contemplated herein are consummated pursuant hereto, except as otherwise provided herein, each of Seller, on the one hand, and, Buyer, on the other hand, shall pay all fees and expenses incurred by, or on behalf of, such party in connection with, or in anticipation of, this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby.

Section 9.2 Further Assurances

(a) Promptly following the Closing, Seller will, at the expense of Seller, put Buyer into full possession and enjoyment of all Assets. In the event Buyer, Seller or any of their respective Affiliates receives any funds or other property that belongs to another party hereto under the terms of this Agreement, then the receiving party shall receive and hold such funds and property in trust for the benefit of the rightful party and shall forward such funds and property to the rightful party within 30 days of such party’s receipt of such funds and property from the third party.

(b) From time to time after the Closing Date, at the request of the other party hereto and at the expense of the party so requesting, each of the parties hereto shall execute and deliver to such requesting party such documents and take such other action as such requesting party may reasonably request in order to effectively convey and transfer to, and vest in, Buyer and put Buyer in possession of, any part of the Assets (subject to, in the case of any Purchased Contract, the provisions of Section 5.2(b)) and to otherwise give effect to the transactions contemplated hereby.

Section 9.3 Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) simultaneously in counterparts, each of which when executed will be deemed an original but all of which together will constitute one and the same instrument.

Section 9.4 Notices

All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) registered or certified U.S. mail, postage prepaid, return receipt requested; (c) internationally recognized overnight delivery service; or (d) by facsimile transmission (with confirmation) to the appropriate facsimile number set forth below (or at such other facsimile number for the party as shall have been previously specified in writing to the other party). Notices shall be sent to the appropriate party at its address given below (or at such other address or facsimile number for such party as shall be specified by notice given hereunder):

(a)	If to Seller to:

CNET Networks, Inc.

235 Second Street

San Francisco, California 94105

Fax No.: (415) 344-1241

Attention: General Counsel

with a copy to:

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Fax No.: (415) 772- 7400

Attention: Sharon R. Flanagan, Esq.

(b)	If to Buyer to:

AG.com, Inc.

One American Road

Cleveland, OH 44144-2398

Fax No.: (216) 252-6777

Attention: Chief Executive Officer

with a copy to:

American Greetings Corporation

One American Road

Cleveland, OH 44144-2398

Fax No.: (216) 252-6777

Attention: General Counsel

and

Calfee, Halter & Griswold LLP

800 Superior Ave, Suite 1440

Cleveland, OH 44114

Fax No.: (216) 241-0816

Attention: Douglas A. Neary, Esq.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. (New York City time) and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 9.5 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.6 Binding Effect; Assignment

This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including, without limitation, by operation of law, by any party hereto without the prior written consent of the other parties hereto. Notwithstanding the foregoing, Buyer may without the consent of the other parties hereto assign all of their rights hereunder to its lenders for collateral security purposes.

Section 9.7 No Third Party Beneficiaries

This Agreement is solely for the benefit of Seller, and its successors and permitted assigns, with respect to the obligations of Buyer under this Agreement, and for the benefit of Buyer and its successors and permitted assigns, with respect to the obligations of Seller under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 9.8 Headings

The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.9 Jurisdiction; Consent to Service; Waiver of Jury Trial

(a) Each of Seller and Buyer (a) agrees that any suit, action or proceeding arising out of or relating to this Agreement shall only be brought solely in a federal or state court located in Chicago, Illinois; (b) consents to the exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement; (c) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, any objection or claim that it may have to the laying of venue in any such suit, action or proceeding in any such court; and (d) agrees that service of any court paper may be made in such manner as may be provided under Applicable Laws or court rules governing service of process.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.10 Waivers, etc.

The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations and warranties of Seller on the one hand, and Buyer, on the other hand, that are contained in this Agreement shall not be affected or deemed waived by reason of any investigation made by or on behalf of Buyer or Seller, as the case may be, (including but not limited to by any of their advisors, consultants or representatives) or by reason of the fact that Buyer or Seller, as the case may be, or any of their respective advisors, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate.

Section 9.11 Entire Agreement

This Agreement, the Confidentiality Agreement, the Disclosure Schedules and the exhibits and other writings referred to herein or delivered pursuant hereto (including the Ancillary Agreements) that form a part hereof constitute the entire agreement among the parties with respect to their subject matter and supersede all other prior agreements and understandings, both written and oral, between the parties or any of them with respect to their subject matter (including any proposal letter, letter of intent or memorandum of understanding).

Section 9.12 Specific Performance

The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 9.13 Governing Law

This Agreement will be governed by, and construed and enforced in accordance with, the laws of the State of Delaware (without giving effect to the choice of law principles thereof that would cause the application of the laws of any other jurisdiction) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

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IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed as of the date first above written.

CNET NETWORKS, INC.

By:	/s/ Neil M. Ashe
	Name:	Neil M. Ashe
	Title:	Chief Executive Officer and President

AG.COM, INC.

By:	/s/ Josef Mandelbaum
	Name:	Josef Mandelbaum
	Title:	President and CEO